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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   August, 2000
                                          --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   PRESS RELEASE - Conclusion of the acquisition
                                                 of Trimark Financial
                                                 Corporation of Canada

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AMVESCAP PLC
267450
IMMEDIATE RELEASE  1ST AUGUST 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942






                                  AMVESCAP PLC

                                 PRESS RELEASE



LONDON, AUGUST 1ST 2000 - AMVESCAP PLC (LSE :AVZ) announces the conclusion, as scheduled, of the acquisition of Trimark Financial Corporation of Canada (TSE:TMF).


Further Enquiries to:

Mr Douglas Kidd                         (1) 404 892 0896
Director Media Relations
AMVESCAP PLC







1ST AUGUST 2000.
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 1st AUGUST, 2000                      By /s/ MICHAEL S. PERMAN
     ----------------                        -----------------------
                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary